April 14, 2009

VIA FACSIMILE AND FEDERAL EXPRESS

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 7010

Washington, D.C. 20549-7010

Re:

Legg Mason, Inc.
Form 10-K for the Year Ended March 31, 2008
Forms 10-Q for the Fiscal Quarters Ended June 30, 2008, September 30, 2008 and December 31, 2008
File No. 1-8529

Dear Mr. O’Brien:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), pursuant to comment no. 5 in its letter dated March 5, 2009 (the “Comment Letter”) concerning the Company’s Form 10-K for the fiscal year ended March 31, 2008, we hereby submit certain supplemental information which is attached to this letter as Exhibit A (the “Supplemental Information”).  We respectfully request, in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended, that the Supplemental Information and any notes or records thereof be returned to us upon completion of the Staff’s review process.  The Company has enclosed with this letter a return pre-paid FedEx envelope for this purpose.  We believe that the return of the Supplemental Information is consistent with the protection of investors and the provisions of the Freedom of Information Act (5 U.S.C. 552).  The Company also requests that the Staff destroy any notes or records made by the Staff that relate to the Supplemental Information.

 Supplemental Information

Submitted pursuant to Rule 12b-4 under the Securities Exchange Act

 April 14, 2009

If the Commission or the Staff decides to retain the Supplemental Information or any notes or records thereof made by the Staff, the Company requests the opportunity to make, for reasons of business confidentiality, a request for confidential treatment pursuant to the provisions of 17 C.F.R. §200.83 of the Supplemental Information and any notes or records thereof made by the Staff.

This letter supplements, and should be read in conjunction with, the Company’s response to comment no. 5 of the Comment Letter in its letter dated the date hereof to the Staff.

If you have any additional questions or would like any additional clarification, please contact Theresa McGuire (410-454-3640) or me (410-454-2935).

Sincerely,

/s/ Charles J. Daley, Jr.

Charles J. Daley, Jr.

Chief Financial Officer,

Senior Vice President and Treasurer

cc:

Tracey Houser, U.S. Securities and Exchange Commission, Division of Corporate

Finance

Attachment

  Supplemental Information

Submitted pursuant to Rule 12b-4 under the Securities Exchange Act